Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: December 6, 2022

[The following is a letter from Hock Tan, Broadcom Inc., President and Chief Executive Officer, distributed to the VMware User Group on December 6, 2022]

Broadcom 1320 Ridder Park Drive San Jose, CA 95131 broadcom.com

Open Letter to the VMUG Community

December 6, 2022

Dear Valued VMUG Members,

In the months since we announced our transaction with VMware, I’ve been meeting with many members of the VMware ecosystem to hear more about the intricacies of the business and what matters most to the VMware community. As I’ve listened and learned, one theme stood out to me: the value that the VMware User Group (VMUG) brings to the broader ecosystem. The passion, talent and dedication of VMUG’s members – whether its end-users, partners or VMware employees – speak to precisely what excites us about VMware and the vast potential we see in this combination.

Broadcom recognizes the important contributions of the VMUG community and the value inherent in this independent, customer-led organization to the broader VMware ecosystem. That is why I want to take this opportunity to provide insights into how we foresee the relationship with VMUG when the transaction closes, and our vision of what a combined Broadcom and VMware will look like.

Our Commitment to the Entire VMware Ecosystem

VMware is an iconic company with best-in-class technology and product solutions. We have tremendous respect for what VMware has built, and our goal with this combination is to not only preserve but also enhance the value that VMware brings to its global customers and partners. Our decision to rebrand and operate Broadcom Software as VMware is a clear testament to this commitment.

By combining VMware’s broad portfolio — including multi-cloud and cloud-native capabilities — with our broader, diversified infrastructure software offerings, we expect to provide customers greater flexibility, and deliver new solutions to help them connect, scale and protect their IT infrastructure as the industry evolves. This will also empower customers to modernize and architect their IT infrastructure while ensuring there will be large-scale, secure, and reliable, yet flexible, solutions to do so.

Following the transaction close, we’re going to focus on how to make VMware’s products even better for customers of all sizes, including how to make them easier for customers to access and use. As part of this, we will support and invest greater resources in VMware’s training and certification programs, which we recognize are incredibly valuable offerings to the user community.

I want to emphasize that we will maintain and nurture existing customer relationships. VMware also has a robust partner ecosystem that we will continue to develop to help us serve all customers. By doing so, we will enable partners to grow their businesses with expanded offerings of the combined portfolio and be better positioned to meet customers’ needs together.

We understand that customers value VMware because of its strong history of innovation and technology leadership. Broadcom also has a proud heritage of innovation and is an R&D-centric organization at its core. In fiscal year 2021 alone, we invested approximately $5 billion in R&D, and we currently hold roughly 19,000 patents across the organization. Although Broadcom is relatively new to software, our track record demonstrates our commitment to investing in product development to help our customers build and grow their businesses. We have every intention of building on that legacy with the VMware transaction.

Broadcom 1320 Ridder Park Drive San Jose, CA 95131 broadcom.com

In fact, our investment philosophy is about creating technology and products that provide clear value to customers, as well as improving their usability and delivery – R&D is critical to this effort. So, while we will look for opportunities post-close to further unlock VMware’s potential, our initial focus will be to continue building on the pioneering work and partnerships that define VMware today. By applying Broadcom’s operating expertise and proven track record to VMware’s portfolio, we will be able to advance our mutual focus on innovation and continue to develop technologies that deliver long-term value to customers and enable them to work seamlessly in private and public cloud environments.

I look forward to an ongoing dialogue with this community as we progress through regulatory approvals and continue to work toward closing the transaction. In the meantime, our pledge to VMUG is as follows: Broadcom recognizes the importance of your access and partnership to VMware and is committed to supporting the valuable resource VMUG has built – inclusive of your knowledge sharing, training, collaboration and events.

If you’d like to stay updated on what a combined Broadcom and VMware can deliver together, visit here.

Regards,

Hock Tan
President and Chief Executive Officer, Broadcom

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”). This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as  amended,  and Section 27A of the U.S. Securities Act of 1933, as amended. These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction. These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases. These forward- looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

Broadcom 1320 Ridder Park Drive San Jose, CA 95131 broadcom.com

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction- related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Broadcom 1320 Ridder Park Drive San Jose, CA 95131 broadcom.com

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom. Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction. The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com. Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.